Exhibit 99.1

NICE and Cloud9 Partner on Next-Generation Cloud Compliance and
Voice Trading Solutions, Accelerating Financial Services Digital Transformation

Cloud9 customers will benefit from NICE’s end-to-end cloud compliance suite that bridges communications capture and surveillance, powered by AI and advanced analytics

Hoboken, N.J., September 1, 2021 – NICE (Nasdaq: NICE) today announced it is expanding its partnership with Cloud9 Technologies (“Cloud9”), a core brand of leading financial markets’ infrastructure and technology company Symphony, to integrate its cloud compliance suite with Cloud9’s voice trading platform. The collaboration will enable financial services organizations to leverage C9’s next-generation cloud-based solution which digitally transforms voice trading along with NICE’s cloud compliance solutions to support compliance with relevant global regulations around capturing and surveilling Cloud9 interactions.

Virtual trading floors became the norm across the financial services industry during COVID-19. Designed to support distributed workforces, C9’s cloud-based voice trading platform digitally transforms trading communications, both on and off the trading floor, empowering institutional traders with efficient workflows and full voice trading functionality to instantly connect with global trading partners. As with virtually all regulated employee communications, these interactions must be captured, preserved and surveilled. NICE’s end-to-end, fully integrated cloud compliance suite is the only Cloud9-compatible solution to bridge communications capture and surveillance, leveraging advanced analytics and AI technologies, like Natural Language Understanding.

Chris Wooten, Executive Vice President, NICE, stated, “The Cloud9 – NICE partnership uniquely enables digital transformation of trader interactions and associated regulatory compliance functions through agile, scalable cloud-to-cloud solutions that revolutionize trader communications, while also supporting compliance with relevant global regulations.”

Jim Miller, COO and Head of Product at Cloud9 Technologies, said, “We are excited about this unique collaboration with NICE. At Cloud9 we deliver innovations that enable financial services firms to connect with global trading partners to conduct voice trades thousands of times every day. Combining Cloud9’s rich metadata and high quality audio with NICE’s cloud compliance suite enables our customers to leverage their voice communications to detect and mitigate market abuse and conduct risk, reconstruct events, and better understand the intent behind trader actions, regardless of the language traders are communicating in. Additionally, these same capabilities can be extended to other communication systems, like the Symphony cloud-based messaging and collaboration platform.”

To learn more:
For more information on NICE’s cloud compliance suite, please click here.
Watch the replay of the NICE-Cloud9 joint webinar, “The Value of Voice Data in Today’s Institutional Trading Ecosystem” – click here. Email compliance@niceactimize.com for more information.

About Cloud9 Technologies
Cloud9 Technologies is the leading voice communication and analytics platform designed for the unique needs of the financial markets. Cloud9 developed a solution that harnesses the voice communication talk path for the trading floor of the future – offering more functionality and analytic insight than legacy hardware at a fraction of the cost. Cloud9 connects counterparties across all asset classes via a cloud-based communication platform that eliminates the infrastructure and expense associated with legacy hardware and telecommunication-based solutions, with front-office focused data and transcription, purpose-built for the financial markets. For more information, visit www.c9tec.com. Cloud 9 is a core brand of leading financial markets’ infrastructure and technology company Symphony. More info at https://symphony.com/.

About NICE Financial Markets Compliance
NICE is a leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten  are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.